SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 26, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Commitment Partnership between Sabesp and the São Paulo Municipality sets example for Brazil

São Paulo, November 14, 2007 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, a company affiliated to the State of São Paulo Sanitation and Energy Secretariat, and the municipality of São Paulo will sign today a partnership that, among other significant initiatives, may be considered the first step toward the preparation of the cooperation partnership and agreement for a program between the municipality of São Paulo and the company – pursuant to Law 11,445/07, which regulates the concession of water and sewage services.

The agreement establishes:

  The implementation and continuation of the water and sewage services and environmental programs in several areas of the city – such as Programa Córrego Limpo (Clean Creek Program), Programa Mananciais (Water spring Program), the construction of the Parque da Integração (Integration Park) and several environmental education iniatives;
  The adoption of the Programa de Uso Racional da Água – Pura (Rational Water Use Program – Pure) by municipality buildings, enabling their insertion into the public tariff category regulated by contract;
  That public and mixed-economy companies may participate in Sabesp’s Program for Pre-Defined Demand Agreement;
  The definition of agreements to settle financial liabilities between the municipality of São Paulo and Sabesp;
  A work schedule for the preparation of the Cooperation Partnership and the Program Agreement between the municipality of São Paulo and Sabesp.

By means of the partnership and joint work, the execution of this partnership aims to offer a solution for the issue of ownership of water and sewage services in metropolitan regions. The partnership may also set the example for similar resolutions, both in São Paulo and throughout Brazil.

IR Contacts:
Mario Arruda Sampaio – (55 11) 3388-8664 (maasampaio@sabesp.com.br)
Angela Beatriz Airoldi - (55 11) 3388-8793 (abairoldi@sabesp.com.br)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 26, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.